                                                                                                                                                                                                                                                                            [Company Logo]

Robert M. Kerrigan III
Vice President, Assistant General Counsel & Secretary
Direct Dial: 713-989-7816
Fax: 713-989-1212
rob.kerrigan@sug.com

December 5, 2007

Ms. Ellie Quarles
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:  Southern Union Company
Definitive 14A
Filed March 27, 2007
File No. 1-06407

Dear Ms. Quarles:

This letter responds to the follow-up comment Southern Union Company (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) by letter dated November 21, 2007, regarding the above-referenced filing and the Company’s September 21, 2007, response to the SEC’s initial comment letter dated August 21, 2007.

Our response utilizes the same caption contained in the SEC’s comment letter. For your convenience, our response is prefaced by the SEC’s corresponding comment.

SEC Comment. We note your response to Comment 7 in our letter dated August 21, 2007. With respect to the 2007 targets, please undertake to provide the specific targets instead of indicating that they are ”in the range of, and generally consistent with, guidance” you have provided and provide all targets rather than stating that certain goals have been provided to the named executive officers “including achievement of goals” you have made public. You should provide the 2007 target information to the extent disclosure is material to an understanding to 2006 compensation.

Company Response: The Company notes that 2007 target information is neither related to nor in any way material to an understanding of 2006 compensation. In future proxy statement CD&A disclosure, the Company will undertake to provide specific targets for the then current fiscal year, as applicable, including to the extent that such targets are material to understanding compensation paid to a named executive officer for the just completed fiscal year.

Ms. Ellie Quarles
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

We hope this letter is responsive to your comment letter. Should you have any questions or further comments, please do not hesitate to contact me at (713) 989-7816.

Very truly yours,

/s/ Robert M. Kerrigan, III

Robert M. Kerrigan, III

cc:	Mr. George L. Lindemann
Mr. George Rountree, III
Mr. Richard N. Marshall